Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended
	September 30
	2009	2008
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$7,324	26,781
Distributions less than equity in earnings of affiliates	(1,818)	(2,530)
Fixed charges, excluding capitalized interest*	1,220	870

	$6,726	25,121

Fixed Charges
Interest and debt expense, excluding capitalized interest	$914	656
Capitalized interest	378	445
Interest portion of rental expense	155	128

	$1,447	1,229

Ratio of Earnings to Fixed Charges	4.6	20.4

*Includes amortization of capitalized interest totaling approximately $99 million in 2009 and $48 million in 2008.